FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                 August 02, 2005

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: August,02, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Smith & Nephew plc


2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited                  1,786,178
Barclays Trust Co & Others                         7,705
Barclays Trust Co E99                              36
Barclays Trust Co R69                              11,920
Chase Nominees Limited                             516,711
Gerrard Nominees Limited                           106,805
Greig Middleton Nominees Limited                   725,595
Greig Middleton Nominees Limited                   83,050
Investors Bank and Trust Co.                       1,822,057
Investors Bank and Trust Co.                       26,702
Investors Bank and Trust Co.                       13,652
Investors Bank and Trust Co.                       183,430
Investors Bank and Trust Co.                       179,950
Investors Bank and Trust Co.                       170,324
Investors Bank and Trust Co.                       50,148
Investors Bank and Trust Co.                       252,423
Investors Bank and Trust Co.                       1,088,628
Investors Bank and Trust Co.                       212,486
Investors Bank and Trust Co.                       9,915
Investors Bank and Trust Co.                       283,518
Investors Bank and Trust Co.                       4,769,060
JP Morgan (BGI Custody)                            289,097
JP Morgan (BGI Custody)                            55,799
JP Morgan (BGI Custody)                            517,519
JP Morgan (BGI Custody)                            113,241
JP Morgan (BGI Custody)                            10,019,295
JP Morgan (BGI Custody)                            15,268
JP Morgan (BGI Custody)                            38,843
JP Morgan Chase Bank                               60,469
JP Morgan Chase Bank                               9,587
JP Morgan Chase Bank                               788
JP Morgan Chase Bank                               161,182
JP Morgan Chase Bank                               182,061
JP Morgan Chase Bank                               125,539
JP Morgan Chase Bank                               495,553
JP Morgan Chase Bank                               99,632
JP Morgan Chase Bank                               8,045
JP Morgan Chase Bank                               9,258
JP Morgan Chase Bank                               26,806
JP Morgan Chase Bank                               131,787
JP Morgan Chase Bank                               38,362
JP Morgan Chase Bank                               28,881
Mellon Trust - Boston & SF                         130,277
Mitsubishi Trust International                     6,073
R C Greig Nominees Limited                         3,604,046
R C Greig Nominees Limited                         1,436,699
R C Greig Nominees Limited                         280,892
R C Greig Nominees Limited                         186,261
R C Greig Nominees Limited GP1                     425,605
R C Greig Nominees Limited SA1                     334,125
Reflex Nominees Limited                            1,500
State Street                                       16,123
State Street Boston                                80,662
State Street Boston                                610,405
Zeban Nominees Limited                             84,248

5. Number of shares / amount of stock acquired

31,924,221

6. Percentage of issued class

3.40%

7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security

Ordinary Shares of 12 2/9p

10. Date of transaction


11. Date company informed

02.08.2005

12. Total holding following this notification

31,924,221

13. Total percentage holding of issued class following this notification

3.40%

14. Any additional information


15. Name of contact and telephone number for queries

Kate Cummins - Company Secretarial Assistant
020 7960 2251

16. Name and signature of authorised company official responsible for making this notification

Kate Cummins - Company Secretarial Assistant

Date of notification

02.08.2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.